Exhibit (a)(5)(k)

Q2 2014 SanDisk Corp Earnings Call

July 16, 2014, 2:00PM PDT / 9:00PM GMT

Excerpts from Edited Transcript

*** denotes excluded content

Excerpts from Prepared Remarks:

Operator: Good day, and welcome to the SanDisk second-quarter 2014 financial results conference call. Today’s conference is being recorded. At this time, I would like to turn the conference over to Brendan Lahiff. Please go ahead, sir.

Brendan Lahiff (SanDisk Corporation, Director of IR): Thank you, Melanie, and good afternoon, everyone. With me on the call is Sanjay Mehrotra, President and CEO of SanDisk, and Judy Bruner, Executive Vice President of Administration and CFO. In a moment we will hear remarks from both of them, followed by Q&A.

Before we begin, please note that any non-GAAP financial measures being discussed during the call, as defined by the SEC in Regulation G, will be reconciled to the most comparable GAAP financial measure. That reconciliation is now available, along with supplemental schedules on our website at SanDisk.com/IR. Please note that non-GAAP to GAAP reconciliation tables for all applicable guidance will also be posted on our website. This guidance is exclusive of any one-time transactions and does not reflect the effect of any acquisitions, divestitures, or similar transactions that may be completed after July 16, 2014.

In addition, during our call today, we will make forward-looking statements that refer to expectations, projections, or other future events. Please refer to today’s press release and our SEC filings, including the most recent 10-Q for information on the risk factors that could cause results to differ materially from those expressed in the forward-looking statements. SanDisk assumes no obligation to update these forward-looking statements, which speak as of today.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The tender offer to purchase all of the outstanding shares of common stock of Fusion-io, Inc. is being made solely by means of the offer to purchase, the letter of transmittal and related documents, which contain the full terms and conditions of the tender offer, and have been mailed to Fusion-io stockholders, and filed with the SEC.

Investors and security holders of Fusion-io are urged to read these and other documents filed with the SEC, as well as any amendments or supplements to those documents carefully in their entirety, when they become available, because they contain or will contain important information about the proposed transaction. With that, I will turn the call over to Sanjay.

Sanjay Mehrotra (SanDisk Corporation, President & CEO): Thank you, Brendan, and good afternoon everyone.

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In June, we signed a definitive agreement to acquire Fusion-io, a market leader in enterprise PCIe hardware and software solutions. This acquisition will accelerate our transformation into a value-added solutions provider, and will further enhance our capabilities with new solutions, channels, customers, and go-to-market expertise. We have received regulatory clearance for this transaction, and look forward to closing this acquisition soon, per the time line of our tender offer.

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We look forward to welcoming the Fusion-io team to the SanDisk family, and we remain focused on delivering the best value to our customers, partners, employees and shareholders. With that, I will turn over the call to Judy for the financial review and outlook.

Judy Bruner (SanDisk Corporation, EVP of Administration & CFO): Thank you, Sanjay.

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Our Q2 non-GAAP operating expenses of $311 million were slightly below our forecasted range, due primarily to a delay in certain hiring and other spending, some of which we consciously slowed down, given the planned acquisition of Fusion-io.

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I will now turn to forward-looking commentary. We currently expect the Fusion-io acquisition to close in the third quarter, but at this time, we will provide our forecast on a standalone basis, with a focus on Q3.

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As previously indicated, we expect the Fusion-io acquisition to close in our third fiscal quarter. As you can see from their recent quarterly results, Fusion-io has been operating at a loss, and we expect synergies to be modest in the early quarters, with any initial synergies more than offset by one-time restructuring and deal costs. We continue to expect the acquisition to be accretive to our non-GAAP earnings in the second half of our FY15.

Excerpts from Q&A:

Craig Ellis (B. Riley & Co., Analyst): And at Analyst Day, you indicated, I think, that around $400 million of this year’s CapEx was for non-wafer fab, and one of the initiatives was to build your own SSD manufacturing facility in Malaysia. Given the pending Fusion-io acquisition, what’s the expectation for the capital intensity of that facility? Does it need to go up, given what you may do with that new business?

Judy Bruner: That facility is under construction. We broke ground, and it’s under construction, and we absolutely are moving as fast as we can on the construction of that Malaysia SSD facility.

Sanjay Mehrotra: And we expect it to be in production in second half of next year.

Craig Ellis: And would it be something you could use for Fusion-io product?

Sanjay Mehrotra: We will discuss this post-close, once we firm up our plans.

Craig Ellis: Thank you.

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Mehdi Hosseini (SIG, Analyst): Sure, fair. And Sanjay, as we look into next year, bit supply growth of 30% to 40%, how should we think about how the Fusion-io is going to consume some of these bits of capacity, and would that have any change on your capacity plan, or would you prefer going into the merchant market, and just procure from the merchant market, if you have to? If you remain —

Sanjay Mehrotra: As you have seen, in the case — I’m sorry. Maybe I didn’t let you finish the question. Please say the last sentence again.

Mehdi Hosseini: Sure. Given the expectation of Fusion-io closing in the September quarter, and the capacity requirements for Fusion-io products, is that changing your capacity planning? And B, if not, would you be willing to procure more from the merchant market?

Sanjay Mehrotra: So regarding the flash memory supply requirements for Fusion-io, as we have seen from our previous acquisitions of Pliant, as well as SMART Storage, it takes several quarters before the volume ramp of captive memory supply can really begin in enterprise storage space. So we expect the Fusion-io flash memory requirements to be met for the next few quarters, from non-captive memory sources, and it will take a few quarters before we can start converting it to captive memory, based on the timing of the customer qualifications.

And besides that, we will be continuing to assess for opportunities to use, for part of the portfolio of Fusion-io products requirements, non-captive memory. So we will have a strategy of converting toward captive memory over the course of a few quarters, as well as continuing to leverage non-captive memory for part of that business as well.

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Rajvindra Gill (Needham & Company, Analyst): I was wondering if you could talk a little bit about the competitive landscape in the SSD space, given some of the recent consolidation? And how do you approach the market in terms of your strategy? Thank you.

Sanjay Mehrotra: In terms of strategy for SSD, I mean, I’ll just comment on client, as well as on enterprise. Our strategy certainly is to bring leading edge products, high performance products with high quality, high support to the customer, in terms of supply availability, as well as really making sure that our products really enhance the experience of the customers and devices in the marketplace. So our strategy, through our relationship with the customer, through bringing value of our technology and products and supply, are the key things that we focus on in terms of growing our business.

As you have seen on the client SSD space, we have expanded our solutions offerings, not only in SATA, but on the side of PCIe, as well. And in terms of competition, certainly over the course of the last many quarters, SanDisk has really strengthened its market share position. We really are a strong number-two player in client SSD markets. So we have continued to gain share through our technology, products, supply and quality capabilities.

On the enterprise side, we have focused very much on this, as a strategic growth vector for the Company, with a strong portfolio of solutions, a broad range of solutions, some of which I talked about in my prepared remarks, addressing both the high performance as well as the high capacity. And really looking at customer applications, looking at their workloads and bringing solutions, both hardware and software, in terms of accelerating the value proposition of flash, and making their applications, customers applications and services, become more resilient and more responsive.

And this strategy is working very well for us, and we are gaining share in enterprise SSD space as well, and now with the acquisition of Fusion-io, we will instantly become a leader in the market in PCIe space, as well. So SanDisk truly is a one-stop shop for entire SATA flash storage solutions, and certainly that includes client and enterprise SSDs. And in all of this, as we have said many times before, vertical integration is the key.

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Monika Garg (Pacific Crest Securities, Analyst): Judy, you kind of didn’t provide yearly guidance. I’m assuming it’s because of the Fusion-io closing in September. If on a standalone basis could you provide your yearly guidance?

Judy Bruner: You’re right, we are not providing specific quarter four guidance at this point, because we will be providing that on a combined basis in October, with the Fusion-io business. But I did indicate just a few minutes ago that we do expect the 47% to 49% gross margin range to apply for the second half, and as is typical, we would expect revenue growth from the third quarter to the fourth quarter in terms of seasonality, and in terms of growing demand and placement of our products. But beyond that, I think it makes sense to give specifics in October, on a combined business basis.

Monika Garg: Thanks a lot. And just as a follow-up, could you maybe talk about some of the products of Fusion-io, like ioControl, ioTurbine? After the merger, would you still like to continue supporting that product, or you may think to discontinue them?

Sanjay Mehrotra: Specifically with respect to Fusion-io product road map, we will provide you updates after the close, in our future quarterly updates.

Monika Garg: Thank you.

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Additional Information

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities.  SanDisk Corporation (“SanDisk”) and Flight Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of SanDisk, have filed a tender offer statement on Schedule TO with the SEC containing an offer to purchase all of the outstanding shares of common stock of Fusion-io, Inc. (“Fusion-io”) for $11.25 per share in cash.  SanDisk and Purchaser have mailed to Fusion-io stockholders the offer to purchase, forms of letter of transmittal and related documents filed as exhibits to the Schedule TO.  Fusion-io has filed with the SEC, and has mailed to Fusion-io stockholders, a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  The tender offer is being made solely by means of the offer to purchase, the letter of transmittal and related documents, which contain the full terms and conditions of the tender offer.  INVESTORS AND SECURITY HOLDERS OF FUSION-IO ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by SanDisk and Purchaser through the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements, including those relating to the closing of the tender offer and related transactions and the expected timing of the closing of the acquisition, which are based on current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate.  Risks that may cause these forward-looking statements to be inaccurate include among others:  SanDisk may not receive sufficient tender of shares from Fusion-io’s stockholders to close the tender offer; the Fusion-io acquisition may not be consummated due to the failure to satisfy the various conditions to closing; and the other risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in SanDisk’s U.S. Securities and Exchange Commission (“SEC”) filings and reports, including, but not limited to, its Quarterly Report on Form 10-Q for the quarter ended March 30, 2014 and its Annual Report on Form 10-K for the fiscal year ended December 29, 2013, as well as the tender offer documents filed by SanDisk and the solicitation/recommendation statement filed by Fusion-io in connection with the tender offer.